# SEC Schedule 13D/A (Amendment No. 1) — Beneficial ownership report by holders of more than 5% of a class

Issuer: LogicMark, Inc., CIK 0001566826
CUSIP: 67091J800
Title of class of securities: Common Stock, par value $0.0001 per share
Address of issuer's principal executive offices: 2801 Diode Lane, Louisville, Kentucky (KY), 40299
Date of event which requires filing of this statement: 10/13/2026
Filed by CIK 0001868194
Persons authorized to receive notices and communications: Thomas Poletti, Esq., Manatt, Phelps & Phillips, LLP, 695 Town Center Drive, Costa Mesa, California (CA), 92626, (714) 371-2501

## Reporting persons
- Chia-Lin Simmons (CIK 0001868194): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
  Comment: This constitutes an exit filing for Chia-Lin Simmons (the "Reporting Person").

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.0001 per share
Name of issuer: LogicMark, Inc.
Address of issuer's principal executive offices: 2801 Diode Lane, Louisville, Kentucky (KY), 40299
Comment:
This Amendment No. 1 to Statement on Schedule 13D (this "Amendment No. 1") amends and supplements the Schedule 13D filed by the Reporting Person with the U.S. Securities and Exchange Commission ("SEC") on August 3, 2026. Except as otherwise set forth herein, this Amendment No. 1 does not modify any of the information previously reported in the Schedule 13D. Capitalized terms used but not defined in this Amendment No. 1 shall have the meanings ascribed to such terms in the Schedule 13D.

The purpose of this Amendment No. 1 is to update the disclosure of the Schedule 13D, including the beneficial ownership information on the cover pages and in Items 3, 4, 5 and 6 of the Schedule 13D, and to indicate that the Reporting Person has ceased to be the beneficial owner of more than five percent of the shares of the outstanding common stock, par value $0.0001 per share (the "Common Stock") of LogicMark, Inc. (the "Issuer"). This Amendment No. 1 constitutes an exit filing for the Reporting Person.

## Item 2. Identity and Background
Name of person filing: Chia-Lin Simmons (the "Reporting Person").
Residence or business address: 2801 Diode Lane, Louisville, Kentucky 40299.
Present principal occupation or employment: Chief Executive Officer, President and a director of the Issuer.
Criminal convictions in the last five years: The Reporting Person, during the last five years, has not been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: The Reporting Person, during the last five years, was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: United States

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
The Reporting Person beneficially owns 0 shares of Common Stock.

As described in Item 4 of this Amendment No. 1, on July 31, 2026, the Issuer entered into an Agreement and Plan of Merger (the "Merger Agreement"), dated as of July 31, 2026, with Langham Project, LLC, a Nevada limited liability company ("Parent"), and Langham Merger Sub, Inc., a Nevada corporation and wholly owned subsidiary of Parent ("Merger Sub"), pursuant to which Merger Sub merged with and into the Issuer, with the Issuer surviving as a wholly owned subsidiary of Parent (the "Merger").

Pursuant to the Merger Agreement, among other things, at the effective time of the Merger, each share of Common Stock issued and outstanding immediately prior to such time was cancelled and automatically converted into the right to receive cash merger consideration as set forth in the Merger Agreement. Reference is made to the Current Report on Form 8-Ks filed by the Issuer with the SEC on August 3, 2026 and October 13, 2026, each of which further describe the Merger. The Merger closed on October 13, 2026.

## Item 4. Purpose of Transaction
Purpose of transaction:
The Reporting Person is the President, Chief Executive Officer and a director of the Issuer. See also the comment to Item 1 of this Amendment No. 1 and response to Item 3 of this Amendment No. 1.

The Issuer entered into the Merger Agreement, dated as of July 31, 2026, with the Parent, and Merger Sub, pursuant to which Merger Sub merged with and into the Issuer, with the Issuer surviving as a wholly owned subsidiary of Parent.

Pursuant to the Merger Agreement, among other things, at the effective time of the Merger, each share of Common Stock issued and outstanding immediately prior to such time was cancelled and automatically converted into the right to receive cash merger consideration as set forth in the Merger Agreement. Reference is made to the Current Report on Form 8-Ks filed by the Issuer with the SEC on August 3, 2026 and October 13, 2026, each of which further describe the Merger. The Merger closed on October 13, 2026.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: See responses to rows 11 and 13 on the cover page of this Amendment No. 1.
Number of shares as to which each person has sole or shared power to vote or dispose: See responses to rows 7, 8, 9 and 10 on the cover page of this Amendment No. 1.
Transactions in the class effected during the past sixty days: In connection with the consummation of the Merger, each share of the Issuer's Common Stock held by the Reporting Person was converted into the right to receive an amount in cash equal to $1.31.
Other persons with the right to receive dividends or sale proceeds: No person other than the Reporting Person is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Common Stock beneficially owned by the Reporting Person.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: On October 13, 2026, the Reporting Person ceased to be the beneficial owner of more than five percent of the outstanding shares of Common Stock.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
See the responses to Item 4 of this Amendment No. 1 with respect to the transactions contemplated by the Merger Agreement, pursuant to which shares of Common Stock held by the Reporting Person were cancelled and converted into the right to receive merger consideration upon consummation of the transactions contemplated thereby.

Except as set forth in this Amendment No. 1 or the Schedule 13D, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Person and any other person with respect to any securities of the Issuer.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: Except as described above, the information contained in "Item 7. Material to be filed as Exhibits." of the Schedule 13D is not being amended by this Amendment No. 1.

## Signatures
- Chia-Lin Simmons: /s/ Chia-Lin Simmons, Chia-Lin Simmons (10/15/2026)